

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 18, 2016

Mr. Rick L. Wessel
Chief Executive Officer
FirstCash, Inc.
690 East Lamar Blvd., Suite 400
Arlington, Texas 76011

> **Re: FirstCash, Inc. (f/k/a First Cash Financial Services, Inc.)**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 17, 2016**
> **File No. 000-19133**

Dear Mr. Wessel:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　/s/ Jennifer Thompson

　　　　　　　　　　　　　　　　　　Jennifer Thompson
　　　　　　　　　　　　　　　　　　Accounting Branch Chief
　　　　　　　　　　　　　　　　　　Office of Consumer Products

Cc: Kyle Healy, Esq.
　　　　Alston & Bird LLP